EXHIBIT 12.1

PACIFICORP

STATEMENTS OF COMPUTATION OF RATIO

OF EARNINGS TO FIXED CHARGES

(IN MILLIONS OF DOLLARS)

	Six Months Ended Sept 30, 2005
			Years ended March 31,

			2005		2004		2003		2002		2001

Fixed Charges, as defined:*
Interest expense	$139.4		$267.4		$256.5		$270.3		$228.1		$290.4
Estimated interest portion of rentals charged to expense	5.0		8.7		9.8		7.0		10.2		2.9
Preferred dividends of wholly owned subsidiaries *	—		—		18.5		47.7		45.3		(29.6)

Total fixed charges	$144.4		$276.1		$284.8		$325.0		$283.6		$263.7

Earnings, as defined:*
Income (loss) from continuing operations	$85.8		$251.7		$249.0		$142.0		$293.4		$(88.2)
Add (deduct):
Provision for income taxes	60.6		168.5		144.5		97.2		176.1		180.4
Minority interest	(0.1)		0.4		—		—		0.1		0.1
Undistributed loss (income) of less than 50% owned affiliates	—		—		—		—		—		1.4
Fixed charges as above	144.4		276.1		284.8		325.0		283.6		263.7

Total earnings	$290.7		$696.7		$678.3		$564.2		$753.2		$357.4

Ratio of Earnings to Fixed Charges	2.0	x	2.5	x	2.4	x	1.7	x	2.7	x	1.4	x

* Fixed charges represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividends of wholly-owned subsidiaries. Preferred dividends of wholly-owned subsidiaries represents preferred dividends multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations. Earnings represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.